September 22, 2006
VIA FACSIMILE AND U.S. MAIL
Mr. Jay Webb
Review Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, DC 20549

Re:	Form 8-K filed July 26, 2006
File No. 1-10317
Dear Mr. Webb:
We have included our response pursuant to telephonic communication on September 14, 2006. We have revised Exhibit A and the language below to include only Non-GAAP net income and Non-GAAP net income per basic and diluted share with the accompanying reconciliations for the periods presented.
Questions repeated and related responses to phone conversation:
General
Form 8-K filed July 26, 2006
1.	Please refer to prior comment 3. As previously requested, please remove the “Non-GAAP Consolidated Statement of Operations” from your future filings. We believe your current disclosures still do not comply with Item 10 (e)(1)(i) of regulation S-K because for each non-GAAP measure presented on your “Non-GAAP Consolidated Statement of Operations”, you do not provide a numerical reconciliation for each non-GAAP measure to the most directly comparable GAAP financial measure. Also, you do not specifically disclose the following information for each non-GAAP measure presented on your “Non-GAAP Consolidated Statement of Operations”:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

Mr. Jay Webb
September 22, 2006

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
Please remove the “Non-GAAP Consolidated Statements of Operations” from your future filings to include disclosures that comply with Item 10(e)(1)(i) of Regulation S-K. Please demonstrate in your response how you will address our concerns on these matters.
The Company proposes to include the below noted information under “For the 8-K filing” as requested in future filings. In addition, the Company has modified the “Non-GAAP Consolidated Statement of Operations” as the Staff requested.
For the 8-K filing:
Use of Non-GAAP Financial Information
LSI Logic has referenced non-GAAP financial information in the news release.
LSI Logic management believes that the presentation of non-GAAP net income and non-GAAP net income per basic and diluted share provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. Management believes that the use of these non-GAAP financial measures provides consistency and comparability with our past financial reports.
Management has historically used these non-GAAP measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described below provides an additional measure of our core operating results and facilitates comparisons of our core operating performance against prior periods and our business model objectives. We have chosen to provide this information to investors to enable them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our ongoing core operations. Externally, we believe that these non-GAAP measures continue to be useful to investors in their assessment of our operating performance and the valuation of our Company.
Internally, these non-GAAP measures are significant measures used by management for purposes of:
•	evaluating the core operating performance of the Company;

•	determination of bonus compensation for certain key employees;

•	establishing internal budgets;

Mr. Jay Webb
September 22, 2006

•	calculating return on investment for development programs and growth initiatives;

•	comparing performance with internal forecasts and targeted business models;

•	strategic planning;

•	evaluating and valuing potential acquisition candidates and how their operations compare to the Company’s operations; and

•	benchmarking performance externally against our competitors.
Non-GAAP financial measures:
Non-GAAP net income:
Non-GAAP net income is important to the Company for the reasons noted above and excludes the following items:
•	Stock-based compensation. Stock-based compensation relates primarily to stock awards such as options and restricted stock units that are issued by LSI Logic Corporation. Stock-based compensation is a non-cash expense that varies in amount from period to period and is dependent on market forces that are difficult to predict. As a result of this unpredictability, management excludes this item from its internal operating forecasts and models. Management believes that non-GAAP measures adjusted for stock-based compensation provide investors with a basis to measure the Company’s core performance against the performance of other companies without the variability created by stock-based compensation.

•	Amortization of acquisition related intangibles and in-process research and development. These charges are acquisition-related charges. Amortization of acquisition-related intangibles relate to purchased technology in acquisitions such as existing technology, patents and trademarks. In-process research and development relates to projects in process as of the acquisition date that have not reached technological feasibility and are immediately expensed. These charges are not factored into management’s evaluation of potential acquisitions, or our performance after completion of acquisitions, because they are not related to our core operating performance, and the frequency and amount of such charges vary significantly based on the size and timing of our acquisitions and the maturities of the businesses being acquired. Excluding this data provides investors with a basis to compare the Company against the performance of other companies without this variability.

Mr. Jay Webb
September 22, 2006

•	Restructuring of operations and other items, net. This represents charges/losses and gains that are not directly related to the Company’s ongoing or core business results. Management regularly excludes such items from internal operating forecasts and models because it is not considered a core operating activity for the Company and because the frequency and variability in the nature of the charges can vary significantly from period to period. Excluding this data provides investors with a basis to compare our company against the performance of other companies without this variability.

•	Other charges and gains. Other charges and gains consist of gains or losses on equity investments and certain non-operating gains and losses that occur on an infrequent basis and vary greatly in amount. We do not regularly trade public equity securities nor do we plan on these securities positions for funding of ongoing operations. Management excludes these items because they do not affect our core operations. Excluding this data provides investors with a basis to compare our company against the performance of other companies without this variability.

•	Non-GAAP income tax expense/benefit. This line item represents the amount of tax expense or benefit that the Company would accrue if it used non-GAAP results instead of GAAP results in the calculation of its tax liability.
Non-GAAP net income per basic and dilutive share:
The calculation of non-GAAP net income excluding special items per dilutive share is adjusted in the numerator for all the items discussed above under net income excluding special items. In the denominator, the number of non-GAAP dilutive shares excludes the following item:
•	The treasury stock method used to calculate weighted outstanding shares on a dilutive basis requires amounts related to compensation costs attributable to future services and not yet recognized in the financial statements to be treated as proceeds that are assumed to be used to repurchase shares. As a result, this reduces the total number of weighted average shares for purposes of calculating GAAP weighted average shares on a dilutive basis. LSI does not include the effects of these compensation costs in its non-GAAP net income excluding special items. Management believes these amounts should not be applied to the calculation of shares to be repurchased in the computation of non-GAAP net income per diluted share.
Some of the limitations in relying on non-GAAP financial measures are discussed below in relation to the items excluded from those non-GAAP measures.

Mr. Jay Webb
September 22, 2006

•	Stock-based compensation. LSI’s stock-based incentive plans are important components of our employee incentive compensation arrangements and are reflected in our GAAP results under Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based payment, commencing with the first quarter of 2006. They need to be considered for a complete view of the costs of our compensation arrangements.

•	Amortization of acquisition-related intangibles. Acquisitions have been an important part of our business strategy and the corresponding acquisition-related charges reflect the costs of choosing acquisitions as a form of growth strategy.

•	Restructuring of operations and other items, net. This item reflects charges for severance, exit costs associated with leased facilities, asset impairment charges and gains on sales of no longer strategic assets. While no longer strategic to the future of the Company, such items reflect the costs of decisions made as part of running a business and are critical to a complete view of our historical results.

•	Other charges and gains. This items as discussed above should be included for a complete view of our historical performance even though they are not related to our core operations.

•	Non-GAAP income tax expense/benefit. This line item represents the amount of tax expense or benefit that the Company would accrue if it used non-GAAP results instead of GAAP results in the calculation of its tax liability. The limitation in it is that it does not include the effect of all the items excluded from the Non-GAAP financial statements.
All supplemental non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with generally accepted accounting principles in the United States of America and the Company’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2005.
The Company has attached a reconciliation of GAAP to non-GAAP financial measures used by management for the second quarter ended July 2, 2006 (Exhibit A) for purposes of this letter. We would include a page for each period presented.
You may contact me directly if you have any questions at (408) 433-8000.

Very truly yours,

/s/ Bryon Look

BRYON LOOK
Executive Vice President &
Chief Financial Officer

LSI LOGIC CORPORATION
Consolidated Condensed Statements of Operations (GAAP)
(In thousands, except per share amounts)
(Unaudited)
Exhibit A

	Three Months Ended			Six Months Ended
	July 2,	April 2,	July 3,	July 2,	July 3,
	2006	2006	2005	2006	2005
Revenues	$489,635	$475,884	$481,292	$965,519	$931,299

Cost of revenues	277,970	269,870	269,531	547,840	529,271
Stock-based compensation expense*	2,458	1,525	164	3,983	325

Total cost of revenues	280,428	271,395	269,695	551,823	529,596

Gross profit	209,207	204,489	211,597	413,696	401,703

Research and development	95,719	97,752	99,659	193,471	198,896
Stock-based compensation expense*	4,643	4,522	570	9,165	1,405

Total research and development	100,362	102,274	100,229	202,636	200,301

Selling, general and administrative	58,439	63,094	59,872	121,533	118,012
Stock-based compensation expense*	6,197	5,784	438	11,981	897

Total selling, general and administrative	64,636	68,878	60,310	133,514	118,909

Restructuring of operations and other items, net	(21,648)	5,650	7,156	(15,998)	8,689
Amortization of acquisition related intangibles	10,801	11,216	17,613	22,017	35,226

Income from operations	55,056	16,471	26,289	71,527	38,578

Interest expense	(6,428)	(6,330)	(6,320)	(12,758)	(13,030)
Interest income and other, net	10,319	9,527	11,543	19,846	16,933

Income before income taxes	58,947	19,668	31,512	78,615	42,481
Provision for income taxes	5,100	6,500	6,250	11,600	12,500

Net income	$53,847	$13,168	$25,262	$67,015	$29,981

Income per share:
Basic	$0.14	$0.03	$0.06	$0.17	$0.08

Diluted	$0.13	$0.03	$0.06	$0.17	$0.08

Shares used in computing per share amounts:
Basic	397,790	394,851	389,088	396,312	388,371

Diluted	405,613	402,189	393,427	404,213	391,954

*	The Company adopted the provisions of SFAS No. 123(R) “Share-Based Payment” on January 1, 2006, using the modified prospective transition method.
A reconciliation between net income on a GAAP basis and non-GAAP net income including items a)-h) is provided in the following table:
Reconciliation of GAAP to Non-GAAP net income:

	Three Months Ended			Six Months Ended
	July 2,	April 2,	July 3,	July 2,	July 3,
	2006	2006	2005	2006	2005
GAAP net income	$53,847	$13,168	$25,262	$67,015	$29,981

Special items:
a) Stock-based compensation expense – Cost of revenues	2,458	1,525	164	3,983	325
b) Stock-based compensation expense – R&D	4,643	4,522	570	9,165	1,405
c) Stock-based compensation expense – SG&A	6,197	5,784	438	11,981	897
d) Amortization of acquisition related intangibles	10,801	11,216	17,613	22,017	35,226
e) Restructuring of operations and other items, net	(21,648)	5,650	7,156	(15,998)	8,689
f) Gain on sale of certain equity securities	—	(1,429)	(2,358)	(1,429)	(2,358)
g) Gain on repurchase of convertible Subordinated Notes	—	—	(4,123)	—	(4,123)
h) Income tax effect	453	(770)	—	(317)	—

Total special items	2,904	26,498	19,460	29,402	40,061

Non-GAAP net income	$56,751	$39,666	$44,722	$96,417	$70,042

Non-GAAP income per share:
Basic	$0.14	$0.10	$0.11	$0.24	$0.18

Diluted**	$0.14	$0.10	$0.11	$0.24	$0.18

Shares used in computing Non-GAAP per share amounts:
Basic	397,790	394,851	389,088	396,312	388,371

Diluted	435,312	405,841	393,427	407,835	391,954

**	In computing diluted earnings per share for the three month period ended July 2, 2006, net income was increased by $3,500 for interest, net of taxes, on the $350 million convertible notes considered dilutive common stock equivalents.
Reconciliation of shares used in the calculation of GAAP to Non-GAAP diluted net income per share:

	Three Months Ended			Six Months Ended
	July 2,	April 2,	July 3,	July 2,	July 3,
	2006	2006	2005	2006	2005
Diluted shares used in per-share calculation — GAAP	405,613	402,189	393,427	404,213	391,954
Effect of SFAS (R)	3,619	3,652	—	3,622	—
Effect of $350 million convertible notes considered dilutive**	26,080	—	—	—	—

Diluted shares used in per-share calculation — Non-GAAP	435,312	405,841	393,427	407,835	391,954